UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 10) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

48274B103

(CUSIP Number)

Li Han

Group General Counsel

8 Stevens Road, Singapore 257819
Telephone: (+65) 6361 0971

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (“ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Pictures Corporation (“Shanda Pictures”). Shanda Pictures is a wholly-owned subsidiary of Shanda Investment Holdings Limited (“Shanda Investment”), which is wholly owned by Shanda Interactive Entertainment Limited (“Shanda”). Shanda is wholly owned by Premium Lead Company Limited (“Premium Lead”).

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Pictures Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Shanda Investment Holdings Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

1	Name of Reporting Persons
Premium Lead Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds
AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands

		7	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With			0

		8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

		9	Sole Dispositive Power
0

		10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
69.9% (2)

14	Type of Reporting Person
CO, HC

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)	Based on amounts deemed to be outstanding as reported in Item 5 of this Amendment.

This Amendment No. 11 amends the statement on Schedule 13D relating to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”), filed with the Securities and Exchange Commission on September 21, 2009, as amended by Amendments No. 1 to No. 10 thereto (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

Item 4 of this Amendment is incorporated herein by reference.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On February 1, 2016, Shanda submitted a preliminary, non-binding letter (the “Letter”) to the board of directors of Ku6 (the “Board”). In the Letter, Shanda outlined its proposal (“Proposal”) to acquire all of the outstanding share capital of Ku6 through a going-private transaction (the “Transaction”) other than those shares beneficially owned by the Reporting Persons (the “Shanda Shares”). Under the Proposal, Shanda proposes to acquire all of the outstanding share capital of Ku6 (other than the Shanda Shares) for US$1.08 in cash per ADS, or US$0.0108 in cash per Share. In the Proposal, Shanda stated that it intends to finance the Transaction with cash at hand. The Proposal also provides that, among other things, Shanda will negotiate and finalize with Ku6 mutually satisfactory definitive agreements with respect to the Transaction. In the Proposal, Shanda also stated that it expects that the independent members of the Board will proceed to consider the proposed Transaction.

References to the Letter in the Schedule 13D are qualified in their entirety by reference to the Letter itself, which is attached hereto as an exhibit and incorporated by reference as if set forth in its entirety herein.

If the Transaction is carried out and consummated, the ADSs will no longer be traded on the NASDAQ Global Market and the registration of the ADSs under Section 12 of the Act will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Letter provides that no binding obligation on the part of Ku6 or Shanda shall arise with respect to the Transaction unless and until definitive agreements have been executed.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plan or proposal that would relate to, or would result in, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans). The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding Ku6, or take any other actions (including, without limitation, acquiring more securities in Ku6) that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)–(b) The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	69.9%
Shanda Media Group Limited	3,334,694,602	0	3,334,694,602	0	3,334,694,602	3,334,694,602	69.9%
Shanda Pictures Corporation	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	69.9%
Shanda Investment Holdings Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	69.9%
Premium Lead Company Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	69.9%

(1)	Represents 3,334,694,602 Shares (including Shares represented by ADSs) held by Shanda Media, a wholly-owned subsidiary of Shanda Pictures, which is wholly owned by Shanda Investment. Shanda Investment is in turn wholly owned by Shanda, a wholly owned subsidiary of Premium Lead.

(2)	This percentage is calculated based upon 4,771,610,860 Shares (including Shares represented by ADSs) that were outstanding as of December 31, 2015 as set forth in Ku6’s Report on Form 6-K filed with the Securities and Exchange Commission on January 21, 2016.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c) The information set forth, or incorporated by reference, in Item 3 of this Schedule 13D and this Amendment is hereby incorporated by reference.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

The following letter is filed as an exhibit hereto:

Exhibit	Description of Exhibit

99.1	Proposal Letter to Ku6 from Shanda, dated February 1, 2016 (furnished herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

February 2, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

February 2, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA PICTURES CORPORATION

February 2, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

SHANDA INVESTMENT HOLDINGS LIMITED

February 2, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

PREMIUM LEAD COMPANY LIMITED

February 2, 2016	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director